FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For June 12, 2018

DESWELL INDUSTRIES, INC.
(Registrant's name in English)

17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
 (Address of principal executive offices)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  June 12, 2018

Deswell Announces Second Half 2018 Results
-  Company Announces Second Half Cash Dividend of 0.04 Per Share -

FOR IMMEDIATE RELEASE
MACAO (June 12, 2018) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its unaudited financial results for the second half of the fiscal year ended March 31, 2018.
Net sales for the six months ended March 31, 2018 were $30.9 million, an increase of 29.4% compared to net sales of $23.9 million for the six months ended March 31, 2017. Net sales increased by 13.7% to $14.4 million in the plastic segment and increased by 47.2% to $16.5 million in the Company's electronic segment.
Total gross margin decreased to 12.6% during the six months ended March 31, 2018, as compared to 18.9% in the same period last year.  Gross profit margin in the plastic segment decreased to 14.7% of net sales for the second half of fiscal 2018, as compared to 24.4% of net sales for the corresponding period of last fiscal year.   The decrease in gross profit and margin in the plastic segment was mainly due to the appreciation of Renminbi and the increase in raw materials cost, offsetting a slight decrease in factory overhead, as a percentage of sales. Gross profit for the electronic segment for the six months ended March 31, 2018 decreased from 12.6% in second half of fiscal 2017 to 10.8% in the second half of fiscal 2018. The decrease was mainly due to the appreciation of Renminbi and increased raw materials costs.
Operating income for the second half of fiscal 2018 was $0.2 million, as compared to an operating loss of $0.3 million for the same period of fiscal 2017.
The Company reported net income of $2.5 million for the six months ended March 31, 2018, as compared to a net income of $0.7 million for the six months ended March 31, 2017.  Non-operating income for the six months ended March 31, 2018 was $2.3 million, as compared to non-operating income of $1.1 million in the year-ago six months.  Non-operating income during the six months ended March 31, 2018 was primarily comprised of $630,000 from rental income, $459,000 of dividend income from securities investment, $133,000 from interest income, $865,000 from change in the fair value of marketable securities, as well as $268,000 of realized gain from sale of marketable securities, Deswell reported basic and diluted income per share of $0.16 for the second half of fiscal 2018 (based on 15,885,000 and 15,953,000 weighted average shares outstanding, respectively), as compared to basic and diluted income share of $0.04 (based on 16,013,000 weighted average shares outstanding), for the six months ended March 31, 2017.
Net sales for the year ended March 31, 2018 were $60.7 million, an increase of 36.3% compared to net sales of $44.5 million for fiscal 2017.  Operating income for the year ended March 31, 2018 increased to $1.8 million, as compared to operating loss of $2.1 million for fiscal 2017.  The Company reported net income of $6.2 million in fiscal 2018, as compared to net income of $1.4 million for the year ended March 31, 2017.  Deswell reported basic and diluted net income per share of $0.39 for fiscal 2018, (based on 15,885,000 and 15,985,000 weighted average share outstanding, respectively), as compared to basic and diluted income per share of $0.09 (based on 16,035,000 weighted average shares outstanding), for the prior fiscal year.
The Company's financial position remained strong, with $15.2 million in cash and cash equivalents and working capital totaled $49.8 million as of March 31, 2018. Furthermore, the Company has no long-term or short-term borrowings as of March 31, 2018.
Mr. Edward So, Chief Executive Officer, commented, "During the second half of 2018, we experienced strong revenue growth in both our plastic and electronic segments.  In addition to our core audio customers, we saw increased business in new end markets such as kitchen appliances and gardening equipment.  Gross margins were negatively impacted by currency, but we continue to focus on cost control and maintained our selling, general and administrative expenses consistent with the prior year period resulting in a positive operating income.  Other income grew considerably, benefiting from rental income as well as to investment returns from marketable securities, helping to drive considerable net income growth for the period."

Second Half Dividend

The Company also announces that its board of directors today declared a cash dividend of $0.04 per share for the second half of the fiscal year ended March 31, 2018.  The dividend will be payable on July 12, 2018 to shareholders of record as of June 26, 2018.

Dividends to be declared in the future will depend upon the Company's future growth and earnings, of which there can be no assurance, and the Company's cash flow needs for future development.

About Deswell

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic molds and accessory parts for original equipment manufacturers ("OEMs") and contract manufacturers at its factories in the People's Republic of China.  The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount ("SMT") and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals.
To learn more about Deswell Industries, Inc., please visit the Company's website at www.deswell.com.
Forward-Looking Statements
Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements.  Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the Renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company's business, please refer to the "Risk Factors" section of Company's Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release.  Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell's expectations.

Investor Relations Contact:
John Nesbett/Jennifer Belodeau
Institutional Marketing Services (IMS)
203.972.9200

DESWELL INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	March 31,	March 31,
	2018	2017
ASSETS	(Unaudited)	(Audited)

Current assets :
Cash and cash equivalents	$15,192	$8,078
Fixed deposits maturing over three months	2,190	5,422
Time deposits maturing over twelve months – current portion	3,129	-
Marketable securities (note 2)	17,282	16,327
Accounts receivable, net	15,912	13,159
Inventories (note 3)	12,933	10,688
Prepaid expenses and other current assets	2,267	2,419
Total current assets	68,905	56,093
Property, plant and equipment - net	31,494	31,992
Time deposits maturing over twelve months	-	2,902
Total assets	$100,399	$90,987

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable	$8,596	$5,152
Accrued payroll and employee benefits	5,566	4,643
Customer deposits	1,707	2,152
Other accrued liabilities	1,873	1,474
Income taxes payable	603	476
Deferred income tax liabilities	775	889
Total current liabilities	19,120	14,786

Shareholders' equity
Common shares nil par value - authorized 30,000,000 shares,
17,031,810 shares issued as of March 31, 2018 and 2017;
15,885,239 shares outstanding as of March 31, 2018 and 2017	53,063	53,063
Treasury stock at cost; 1,146,571 shares as of March 31, 2018 and 2017	(2,821)	(2,821)
Additional paid-in capital	8,005	8,005
Accumulated other comprehensive income	5,316	5,316
Retained earnings	17,716	12,638
Total shareholders' equity	81,279	76,201
Total liabilities and shareholders' equity	$100,399	90,987

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF OPERATIONS & COMPREHENSIVE INCOME (LOSS)
(UNAUDITED)
(U.S. dollars in thousands, except per share data)

	Six months ended		Year ended
	March 31,		March 31,
	2018	2017	2018	2017

Net sales	$30,908	$23,888	$60,667	$44,522
Cost of sales	27,015	19,385	50,953	37,073
Gross profit	3,893	4,503	9,714	7,449
Selling, general and administrative expenses	4,372	4,329	8,806	8,856
Other income (expense), net	696	(457)	894	(696)
Operating income (loss)	217	(283)	1,802	(2,103)
Non-operating income, net (note 3)	2,265	1,073	4,395	3,688
Income before income taxes	2,482	790	6,197	1,585
Income taxes	(39)	123	7	209
Net income attributable to Deswell Industries, Inc.	$2,521	$667	$6,190	$1,376

Other comprehensive income (loss)
Unrealized loss on available-for-sale securities	$-	$-	$-	$(3)
Reclassification adjustment in connection with loss on
disposal of available-for-sale securities transferred to
profit or loss	-	-	-	14
Comprehensive income (loss) attributable to Deswell Industries, Inc.	$2,521	$667	$6,190	$1,387

Net income per share attributable to
Deswell Industries, Inc. (note 5)
Basic:
Net income per share	$0.16	$0.04	$0.39	$0.09
Weighted average common shares outstanding
shares (in thousands)	15,885	16,013	15,885	16,035

Diluted:
Net income (loss) per share	$0.16	$0.04	$0.39	$0.09
Weighted average number of shares
outstanding (in thousands)	15,953	16,013	15,985	16,035

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
(U.S. dollars in thousands)

	Year ended	Year ended
	March 31,	March 31,
	2018	2017
Cash flows from operating activities :
Net income	$6,190	$1,376
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,138	2,135
Provision for doubtful accounts, net	(674)	371
Additional charges (usage) of inventories, net	296	(65)
Loss on disposal of property, plant and equipment	61	162
Unrealized holding gain on marketable securities	(1,401)	(1,999)
Gain on sales of marketable securities	(609)	(69)
Loss on disposal of available-for-sale securities	-	14
Scrip dividend received	(168)	-
Deferred tax	(114)	64
Changes in operating assets and liabilities :
Accounts receivable	(2,079)	(4,322)
Inventories	(2,541)	(2,509)
Prepaid expenses and other current assets	152	(761)
Accounts payable	3,444	2,924
Accrued payroll and employee benefits	923	608
Customer deposits	(445)	729
Other accrued liabilities	399	185
Income taxes payable	127	75
Net cash provided by (used in) operating activities	5,699	(1,082)

Cash flows from investing activities
Purchase of property, plant and equipment	(1,707)	(2,152)
Proceeds from sale of property, plant and equipment, net of transaction costs	6	993
Purchase of marketable securities	(5,357)	(3,159)
Proceeds from sales of marketable securities	6,580	920
Proceeds from disposal of available-for-sale securities	-	1,600
Release of (increase in) fixed deposits maturing over three months	3,232	(146)
(Increase in) decrease in fixed deposits maturing over twelve months	(227)	1,664
Net cash from (used in) investing activities	2,527	(280)

Cash flows from financing activities
Dividends paid	(1,112)	(2,248)
Repurchase of common stock	-	(308)
Net cash used in financing activities	(1,112)	(2,556)

Net increase (decrease) in cash and cash equivalents	7,114	(3,918)
Cash and cash equivalents, at beginning of year	8,078	11,996
Cash and cash equivalents, at end of year	15,192	8,078

Supplementary disclosures of cashflow information:
Cash paid during the period for:
Interest	-	-
Income taxes	85	21

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (U.S. dollars in thousands except per share data)
 1.       Management's Statement
In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the Company) at March 31, 2018 and March 31, 2017, the results of operations for the six months and year ended March 31, 2018 and March 31, 2017, and the cash flows for the year ended March 31, 2018 and 2017.  The notes to the Consolidated Financial Statements contained in the Form 20-F Annual Report filed on July 14, 2017 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.
2.        Marketable securities and other securities investments
Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, unrealized gain (loss) and cost are as follows:

	March 31, 2018
	Cost	Gross Unrealized gain	Fair value
Marketable securities

Equity securities	$15,473	$1,809	$17,282

	March 31, 2017
	Cost	Gross Unrealized gain	Fair value
Marketable securities

Equity securities	$15,919	$408	$16,327

Marketable Securities
The Company acquired equity securities listed on the Hong Kong Stock Exchange. These securities are recorded at fair value based on quoted market prices.
Unrealized gain from these marketable securities for the six months ended March 31, 2018 is included in the non-operating income of the consolidated statement of income (loss).
During the second half of fiscal 2018, there was realized gain of $268 from the sale of marketable securities.

3.        Inventories
	March 31,	March 31,
	2018	2017
Inventories by major categories :

Raw materials	$6,961	$5,740

Work in progress	3,698	3,404

Finished goods	2,274	1,544
	$12,933	$10,688
4.        Earnings Per Share
The basic net income per share and diluted net income per share are computed in accordance with ASC No. 260, "Earnings Per Share" (formerly the SFAS No.128 "Earnings Per Share").
The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period.  Diluted net income per share gives effect to all potentially dilutive common shares outstanding during the period.
The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.  In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.
The net income for the six months ended March 31, 2018 and 2017 were both from the Company's continuing operations.

DESWELL INDUSTRIES, INC.
MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
 CONDITION AND RESULTS OF OPERATIONS
Results of Operations

General
The Company's revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, and (ii) electronic products and subassemblies of audio equipment.  The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and less expensive labor rates as compared with Hong Kong.
The Company's reportable segments are strategic business units that offer different products and services.  The Company used to include the corporate expenses, which mainly included directors' remuneration, legal and professional expenses and corporate insurance, in the segment of plastic injection.  Commencing from this second half year results analysis, the corporate expenses are separately addressed in relevant sections below for a more precise analysis of the Company's financial performance.

Six Months Ended March 31, 2018 Compared to Six Months Ended March 31, 2017
Net Sales - The Company's net sales for the six months ended March 31, 2018 were $30,908,000, an increase of $7,020,000 or 29.4% as compared to $23,888,000 in the corresponding period in fiscal 2017. The increase was related to an increase of $1,744,000 in our plastic segment and of $5,276,000 in the electronic segment as compared with the respective net sales from these segments in the corresponding period of the prior fiscal year.

The increase in net sales in the plastic segment was related to an increase in orders from existing customers of $770,000 for office equipment and $1,865,000 mainly for kitchen and gardening tools, offsetting a decrease in orders from other existing customers of $894,000, mainly for motor vehicles and telephones.
The revenue increase in the electronic segment was mainly due to an increase in orders of $3,544,000 from existing customers for professional audio equipment, as well as an increase of $1,071,000 in sales for home entertainment products from other existing customers.
Gross Profit - Gross profit for the second half of fiscal 2018 was $3,893,000, representing a gross profit margin of 12.6%. This compared with the overall gross profit and gross profit margin of $4,503,000 or 18.9% for the second half of fiscal 2017.

Gross profit in the plastic segment decreased by $975,000 to $2,121,000 or 14.7% of net sales for the six months ended March 31, 2018, as compared to $3,096,000 or 24.4% of net sales, for the same period in the prior fiscal year.  The decrease in gross margin for the plastic segment was mainly due to the appreciation of Renminbi and increase in raw materials and labor costs, offset by a slight decrease in factory overhead, as percentage of net sales, when compared with the same period of last year.

During the six months ended March 31, 2018, gross profit in the electronic segment increased by $365,000 from $1,407,000 to $1,772,000 while gross margin decreased to 10.8% from 12.6% of net sales for the same period of last fiscal year. The decrease in gross margin was mainly attributed to the appreciation of Renminbi and increase in raw materials cost as compared with the same period of last fiscal year.

Selling, general and administrative expenses - SG&A expenses for the six months ended March 31, 2018 were $4,372,000 or 14.1% of total net sales, as compared to $4,329,000 or 18.1% of total net sales for the six months ended March 31, 2017.

Corporate expenses decreased by $258,000 to $478,000 for the six months ended March 31, 2018 as compared to $736,000 for the same period ended March 31, 2017. The decrease was primarily related to the decrease of the provision of long service compensation.

SG&A expenses in the plastic segment increased by $203,000 to $2,330,000 or 16.1% of net sales for the second half of fiscal 2018, compared to $2,127,000 or 16.8% of net sales for the corresponding period in fiscal 2017. The increase in SG&A expenses was due to an increase of $202,000 in staff cost and welfare, as compared with the same period in the prior fiscal year.

SG&A expenses in the electronic segment increased by $98,000 to $1,564,000 or 9.5% of net sales for the six months ended March 31, 2018, compared to $1,466,000 or 13.1% of net sales for the corresponding period in fiscal 2017. The increase was primarily related to an increase of $18,000 in local government taxes and registration fees, as well as of $66,000 in selling expense, when compared to the corresponding period in the prior fiscal year.

Other income - Other income was $696,000 for the six months ended March 31, 2018, as compared to other expense of $457,000 in the corresponding six months of the prior fiscal year.

On a segment basis, other income attributable to the plastic segment for the six months ended March 31, 2018, was $645,000, as compared to other expense of $678,000 for the same period in the prior fiscal year. The increase in other income was mainly due to an exchange income of $104,000, a loss of $44,000 from the disposal of fixed assets, and a reversal of provision of $549,000 for doubtful debts during the second half of fiscal 2018, as compared to an exchange loss of $256,000, a provision of $337,000 for doubtful debts, and a loss of $85,000 from the disposal of fixed assets during the same period of fiscal 2017.

Other income attributable to the electronic segment for the six months ended March 31, 2018 was $51,000, as compared with other income of $221,000 for the corresponding period in the prior fiscal year. The decrease in other income was mainly due to an increase of $199,000 in exchange loss, and decrease of $23,000 in gain on doubtful receivables provision, offsetting an increase of $102,000 in other income during the six months ended March 31, 2018, as compared to the same period of last fiscal year.
Operating Income - Operating income was $217,000 for the six months ended March 31, 2018, as compared to operating loss of $283,000 in the corresponding six months in the prior fiscal year.
Corporate expenses of $478,000 and $736,000 were incurred during the fiscal year of 2018 and 2017, respectively.
On a segment basis, the operating income of the plastic segment was $436,000 in the six months ended March 31, 2018, as compared to an operating income of $291,000 in the corresponding period in fiscal 2017.   The increase in operating income in the plastic segment was mainly due to an increase in other income as described above.
The electronic segment reported operating income of $259,000 in the six months ended March 31, 2018, compared to operating income of $162,000 in the corresponding period in fiscal 2017.  The increase in operating income was mainly due to a decrease in SG&A expenses as a percentage of sales as described above.
Non-operating income – Non-operating income for the six months ended March 31, 2018 was $2,265,000, as compared to non-operating income of $1,073,000 in the year-ago six months.  This was primarily due to increases of $158,000 in dividend income from securities investments, of $250,000 in rental income, of $594,000 on change in fair values of marketable securities, as well as of $268,000 in realized gain on sale of marketable securities during the six months ended March 31, 2018, as compared to the same six months of the prior fiscal year.
Income Taxes – Income tax for the six months ended March 31, 2018 represented income tax expense of $106,000 and a deferred tax benefit of $145,000, as compared to income tax expense of $62,000 and a deferred tax provision of $61,000 in the corresponding six months of the prior fiscal year.
On a segment basis, there was income tax expense of $47,000 and a deferred tax benefit of $145,000 in the plastic segment for the six months ended March 31, 2018, as compared to income tax expense of $39,000 and a deferred tax provision of $61,000 during the year-ago six months.  Income tax expenses for the electronic segment was $59,000 for the six months ended March 31, 2018, and $23,000 for the corresponding six months of fiscal 2017.
Net income – The Company had net income of $2,521,000 for the six months ended March 31, 2018, as compared to net income of $667,000 for the six months ended March 31, 2017.   The increased net income for the second half of fiscal 2018 was mainly attributed to increases in other income and in non-operating income as described above.

Corporate expenses of $478,000 and $736,000 were incurred during the fiscal year of 2018 and 2017, respectively.
Net income for the plastic segment for the six months ended March 31, 2018 totaled $2,336,000, as compared to net income of $329,000 for the corresponding six months in fiscal 2017. The net income increase in the second six months of fiscal 2018 for the plastic segment was mainly the result of increases in other income and non-operating income as described above.
Net income for the electronic segment for the six months ended March 31, 2018 was $663,000, compared to net income of $338,000 for the corresponding six months of fiscal 2017.  Improvement in the second six-month of fiscal 2018 for the electronic segment was mainly attributable to a decrease in SG&A expense as a percentage of sales and an increase in non-operating income as described above.

Year Ended March 31, 2018 Compared to Year Ended March 31, 2017
Net Sales - The Company's net sales for the year ended March 31, 2018 were $60,667,000, an increase of $16,145,000 or 36.3% as compared to $44,552,000 in the corresponding period in fiscal 2017. The increase was related to increases in sales revenues of $4,971,000 in our plastic segment and $11,174,000 in our electronic segment, as compared with the respective net sales from these segments in the corresponding period of the prior fiscal year.
The revenue increase in the plastic segment was mainly due to an increase of $6,037,000 in orders from existing customers for telephone equipment, kitchen and gardening tools, offsetting a decrease of $1,524,000 in sales orders from existing customers mainly for printers and motor vehicles.
The revenue increase in the electronic segment was mainly due to increase of $8,672,000 in orders from existing customers for professional audio instruments, and of $1,273,000 in orders for home entertainment equipment from other existing customers.
Gross Profit - Gross profit for the year ended March 31, 2018 was $9,714,000, representing a gross profit margin of 16.0%. This compared with the overall gross profit and gross profit margin of $7,449,000 or 16.7% for the year ended March 31, 2017.
Gross profit in the plastic segment increased by $484,000 to $5,463,000 or 19.1% of net sales for the year ended March 31, 2018, as compared to $4,979,000 or 21.4% of net sales, for the same period in the prior fiscal year.  The decrease in gross margin for the plastic segment was mainly due to the appreciation of Renminbi and an increase in raw materials cost, as a percentage of net sales, when compared with last fiscal year.
Gross profit in the electronic segment increased by $1,781,000 to $4,251,000 or 13.1% of net sales for the year ended March 31, 2018, as compared to $2,470,000 or 11.6% of net sales, for the prior fiscal year. Increase in gross margin was mainly attributed to the result of our cost control, offsetting the appreciation of Renminbi and an increase in raw materials cost, as a percentage of sales, when compared with last fiscal year.
Selling, general and administrative expenses - SG&A expenses for the year ended March 31, 2018 decreased by $50,000 to $8,806,000 or 14.5% of total net sales, as compared to $8,856,000 or 19.9% of total net sales for the year ended March 31, 2017.
Corporate expenses decreased by $422,000 to $1,255,000 for the year ended March 31, 2018, as compared to $1,677,000 for the year ended March 31, 2017. The decrease was primarily related to the decrease of the provision of long service compensation.
SG&A expenses in the plastic segment increased by $182,000 to $4,371,000 or 15.5% of net sales for the year ended March 31, 2018, compared to $4,189,000 or 18.0% of net sales for fiscal 2017. The increase was primarily related to an increase of $199,000 in staff costs and welfare, offsetting a decrease of $28,000 in local government taxes and registration fees, as compared with the same period in the prior fiscal year.

SG&A expenses in the electronic segment increased by $190,000 to $3,180,000 or 9.8% of net sales for the year ended March 31, 2018, compared to $2,990,000 or 14.1% of net sales for fiscal 2017. The increase was mainly due to increase of $165,000 in staff costs and of $67,000 in selling expense, offsetting a decrease of $26.000 in local government taxes when compared to prior fiscal year.
Other income (expenses), net- Other income was $894,000 for the year ended March 31, 2018, as compared to other expense of $696,000 in the prior fiscal year.
On a segment basis, other income attributable to the plastic segment for the year ended March 31, 2018 was $910,000, as compared to other expense of $1,006,000 for prior fiscal year. Other income in fiscal 2018 was mainly due to $308,000 in exchange income, a reversal of provision of $633,000 for doubtful debts and a loss of $61,000 on disposal of fixed assets, as compared to $412,000 in exchange loss, $198,000 of loss on disposal of fixed assets and a provision of $398,000 for doubtful receivables during fiscal 2017.
Other expense attributable to the electronic segment for the year ended March 31, 2018 was $16,000, as compared with other income of $310,000 for the prior fiscal year. The decrease in other income was mainly due to an increase of $416,000 in exchange loss, offsetting an increase of $95,000 in other income during the year ended March 31, 2018, as compared to last fiscal year.
Operating Income - Operating income was $1,802,000 for the year ended March 31, 2018, as compared to operating loss of $2,103,000 in the prior fiscal year.
Corporate expenses of $1,255,000 and $1,677,000 were incurred during the fiscal year of 2018 and 2017, respectively.
On a segment basis, the operating income in the plastic segment was $2,002,000 in the year ended March 31, 2018, as compared to an operating loss of $216,000 in fiscal 2017. The increase in operating income in the plastic segment was mainly due to an increase in other income as well as a decrease in SG&A expense as a percentage of net sales.
The electronic segment reported an operating income of $1,055,000 in the year ended March 31, 2018, compared to an operating loss of $210,000 in fiscal 2017.  The significant increase in operating income was largely due to the increase in gross margin and a decrease in SG&A expense as a percentage of sales as described above.
Non-operating income – Non-operating income for the year ended March 31, 2018 was $4,395,000, as compared to non-operating income of $3,688,000 in last fiscal year.  The increase was primarily due to  increase of $238,000 in dividend income from securities investments, of $540,000  from realized gain on marketable securities, of $272,000 from rental income, offsetting a decrease of $495,000 on change of the fair value of marketable securities as compared to fiscal 2017.
Income Taxes – Income tax for the year ended March 31, 2018 represented an income tax expense of $173,000 and a deferred tax benefit of $166,000, as compared to an income tax expense of $116,000 and a deferred tax provision of $93,000 in last fiscal year.
On a segment basis, there was income tax expense of $80,000 and a deferred tax benefit of $166,000 in the plastic segment for the year ended March 31, 2018, as compared to income tax expense of $61,000 and a deferred tax provision of $93,000 during the last fiscal year.  The income tax expense of the electronic segment was $93,000 for the year ended March 31, 2018, as compared to $55,000 in fiscal 2017.

Net income – The Company had net income of $6,190,000 for the year ended March 31, 2018, as compared to a net income of $1,376,000 for the year ended March 31, 2017.   The increase in net income was mainly the result of a decrease in SG&A expenses as a percentage of sales, as well as increases in other and non-operating income as described above.
Corporate expenses of $1,255,000 and $1,677,000 were incurred during the fiscal year of 2018 and 2017, respectively.
Net income for the plastic segment for the year ended March 31, 2018 was $5,490,000, as compared to a net income of $2,366,000 for fiscal 2017.  The increase in net income in the plastic segment was mainly due to a decrease in SG&A expenses as a percentage of sales, as well as increases in other and non-operating income as described above.
Net income for the electronic segment for the year ended March 31, 2018 was $1,955,000, as compared to income of $687,000 for fiscal 2017.  The increase in net income in the electronic segment was mainly attributable to increase in gross margin and a decrease in SG&A expense as a percentage of sales as described above.

Liquidity and Capital Resources
The Company relies primarily upon internally generated funds to finance its operations and investments.
As of March 31, 2018, the Company had working capital of $49,785,000 as compared to $41,307,000 at March 31, 2017.   The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing.  The Company had no short-term borrowings or long-term borrowings as of March 31, 2018.
As of March 31, 2018, the Company had cash and cash equivalents of $15,192,000, as compared to $8,078,000 at March 31, 2017.  During the year ended March 31, 2018, net cash provided by operating activities was $5,699,000.  Net cash provided by investing activities was $2,527,000, mainly accounted for by the purchase of fixed assets for $1,707,000 and of marketable securities for $5,357,000, as well as an increase of $227,000 in time deposits maturing over twelve months, offsetting cash provided by proceeds of $6,580,000 from sale of marketable securities, and a release of $3,232,000 in fixed deposits maturing over three months during the year ended March 31, 2018.   Net cash used in financing activities was comprised mainly of $1,112,000 in dividend payments in the year ended March 31, 2018.
As of March 31, 2018, the Company had no general banking facilities.  The Company expects that working capital requirements and capital additions will be funded through internally generated funds.